United States securities and exchange commission logo





                              April 7, 2023

       Eric Heagy
       Chief Executive Officer
       PFS Bancorp, Inc.
       1730 Fourth Street
       Peru, Illinois 61354

                                                        Re: PFS Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on March 10,
2023
                                                            File No. 333-270452

       Dear Eric Heagy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 10, 2023

       General

   1. In light of recent market events and activities within the banking sector, please revise your disclosures in the
Business, Risk Factors, Management   s Discussion and Analysis and
                                                        Quantitative and
Qualitative Disclosures about Market Risk sections, where appropriate, to address any material
impact these events and activities have had on your financial condition, operations,
customer base, liquidity, capital position and risk profile. For example, consider the
need to further expand your discussion of interest rate risk and asset/liability
management policies and discuss any changes management has undertaken in response to the
recent events. If available, consider supplementing your qualitative disclosure with
additional quantitative details in order for an investor to understand changes to your
liquidity position, activities, trends and market driven impacts as of a
 Eric Heagy
FirstName   LastNameEric Heagy
PFS Bancorp,   Inc.
Comapany
April       NamePFS Bancorp, Inc.
       7, 2023
April 27, 2023 Page 2
Page
FirstName LastName
         more recent date.
Cover Page

2. We note that you are making the subscription offer to eligible depositors. Please note on the cover page the minimum balance required to be eligible to participate in the offer, if any, or state that no minimum balance is required.

How We Determined the Offering Range and the $10.00 per Share Purchase Price, page 4

3. Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser and the reasons for the downward adjustments made for earnings growth and viability, market area, liquidity of the stock issue, and marketing of the stock issue as discussed on page 91. Please include the peer group companies here or provide disclosure indicating that the peer group companies are listed on page 92.
Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares, page 8

4. We note that if one or more purchase limitations are increased, in your sole discretion, some other large subscribers may be given the opportunity to increase their subscriptions up the new newly applicable purchase limit. Please explain how you define large subscribers, or advise.
Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion and Stock Offering, page 10

5. We note your disclosure that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, it is possible that purchasers may not be able to sell the shares of common stock that they ordered, even though trading in the common stock will have begun. Please include in Risk Factors a separately captioned risk factor discussing this statement and any adverse effects on investors. Risks Related to Market Interest Rates, page 14

6. Please address more specifically in this section how the current interest environment is currently affecting your business.
A worsening of economic conditions could reduce demand for our products and services and/or increase our level of non-performing loans, page 17

7. We note the subheading refers to potential worsening of economic conditions in your target area. Please clarify in the risk factor how current economic conditions are in your target area so that investors can assess the risk. Discuss the risk of delinquencies in this risk factor, or its own separate risk factors.
 Eric Heagy
FirstName   LastNameEric Heagy
PFS Bancorp,   Inc.
Comapany
April       NamePFS Bancorp, Inc.
       7, 2023
April 37, 2023 Page 3
Page
FirstName LastName
We face significant operational risks because of our reliance on technology, page 18

8. Please add a risk factor to disclose the nature of your board of director's role in overseeing your cybersecurity risk management, the manner in which the board administers this
         oversight function and any effect this has on the board   s leadership
structure.
Management Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Financial Condition at December 31, 2022 and 2021, page 44

9. We note that the decline in deposits of $3.2 million is attributed to consumer spending of
         COVID-related stimulus funds. Please further expand this discussion to further explain the economic and interest environment, as well as any other relevant factors, that may be causing the increase in consumer spending. In addition, discuss any concentrations, industry or otherwise, attributable or associated with the decline in deposits balance.
Liquidity and Capital Resources, page 51

10. We note in your discussion of liquidity and capital resources referring to the consolidated statements of cash flows contained in the consolidated financial statements for additional information about your cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Please revise your disclosures to include a detailed discussion of your cash flows from operations, investing, and financing, and changes between the periods presented in the filing.
Commercial Real Estate Loans, page 56

11. Please reconcile your statement that at December 31, 2022, commercial real estate loans totaled $16.4 million, or 19.2% of total loans, with the statement on page 13 that your commercial real estate loans totaled $17.9 million or 20.9% of your loan portfolio at
         December 31, 2022.
Loan Underwriting Risks, page 57

12. Please include separate risk factors discussing the specific material risks discussed in this section with respect to commercial loans and consumer loans, as applicable.
Properties, page 66

13. Please disclose the general description and approximate square footage of the properties you own. Refer to Item 102 of Regulation S-K.
Notes to Consolidated Financial Statements
Note 1: Nature of Operations and Summary of Significant Accounting Policies, page F-7

14. Please revise to disclose segment information and segment disclosures required by ASC
         280-10-50.
 Eric Heagy
PFS Bancorp, Inc.
April 7, 2023
Page 4
Note 19: Subsequent Event, page F-41

15. We note your disclosure of subsequent events, including a loan matter. Please revise to provide more fulsome disclosure of this event and any related ongoing developments throughout other sections of the filing, such as the
Business, Recent
         Developments, MD&A and Liquidity and Capital Resources sections.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Sarmad Makhdoom at 202-551-5776 or Robert Klein at 202-551-
3847 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameEric Heagy                                 Sincerely,
Comapany NamePFS Bancorp, Inc.
                                                             Division of
Corporation Finance
April 7, 2023 Page 4                                         Office of Finance
FirstName LastName